EARNINGS RELEASE
TIM PARTICIPAÇÕES
2nd QTR 2014

Blue Man Group

TIMP3
NOVO MERCADO
BM&FBOVESPA

TIM
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TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Second Quarter of 2014

BM&FBOVESPA* (lot = 1 share) TIMP3: R$ 12.02 NYSE* (1 ADR = 5 ON shares) TSU: US$26.62 (*) closing prices of July 31st, 2014

Rio de Janeiro, July 31st, 2014 – TIM Participações S.A. (BOVESPA: TIMP3; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., announces its results for the second quarter of 2014. TIM Participações S.A. (“TIM Participações” or “TIM”) provides telecommunication services with a nationwide presence in Brazil.

The following financial and operating consolidated information, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the second quarter of 2013 (2Q13) and first quarter of 2014 (1Q14), except when otherwise indicated.

Investor Relations Contacts ri@timbrasil.com.br Twitter: @TIM ri www.tim.com.br/ir (+55 21) 4109-3360 / 4109-4017 / 4109-3751 / 4109-3446 TIM IR App:

Operational Highlights

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Data users grew 24% YoY reaching 39% of total base, with 3G users at 30.2 mln (+77% YoY);

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Postpaid customer base mix growing to 16.5%, from 15.7% in 2Q13;

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Leadership position in handset market with 41% of total operators sales on the 2Q14;

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Customer payback (SAC/ARPU) stood below 2 months, showing an efficient go-to market strategy;

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Live TIM customer base reached ~100k users, adding 20.2k clients in 2Q14. Addressable households reached ~1.2 mln homes;

Financial Highlights

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Net revenues of “business generated” (outgoing+VAS) grew by 7% YoY in 2Q14.

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Gross Data Revenues accelerated its pace to 22.2% YoY, reaching R$1.58 bln, or 27.2% of mobile gross service revenues;

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Total Opex reduced by -7% YoY;

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EBITDA totaled R$1.33 bln (+8% YoY) with EBITDA margin at 27.9% and Service margin (ex-handset) at 34.4%;

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Net Income in the 1st half of 2014 totaled R$737.7 mln, an increase of 6.7% YoY;

MESSAGE FROM CEO

Dear Shareholders and Analysts,

We come to the middle of 2014 motivated and confident that our new strategic path, started almost one and half year ago, is bringing benefits to the Company and its client by generating solid results both on the operational as well as financial dimensions. The focus on the improvement of our infrastructure keeps boosting the evolution of quality KPIs and providing a better experience to our clients – today TIM is the sector’s least demanded company in the country’s consumer protection agencies (PROCON). The continuous launch of new services and offers along with an efficient management of the customer base contributed to the maintenance of high growth levels of our business generated or “outgoing” revenues, therefore offsetting the negative impact of the regulatory reduction of interconnection tariffs (MTR). The repositioning of fixed operations continues to show positive results, with the achievement of significant growth milestones in the period. The investments maintain their fast pace, and we continue to have a strong focus on improving operational excellence and efficiency of the company resources. Institutionally, this is also the time to consolidate the achievements obtained over these past 18 months, and to start a new phase of the company’s positioning with the launch of our "Porta Azul" campaign, which highlights the opportunities and improvements in quality of life provided to users through the use of our services and technology, with an emphasis towards future achievements.

Quarter’s Highlights Destaques do Trimestre

On financial results, the second quarter kept showing a positive dynamic, especially when we look to our business generated (“outgoing”) revenues, which excludes the negative regulatory effects to our “incoming” revenues due to the MTR cuts. The quarter was also marked by the excellent performance of data revenues, which keeps growing at a very consistent two-digits pace. It’s important as well to highlight the great reduction of our operational expenses (Opex), that showed a decrease of 7% this quarter. With the efficient management of growth, costs and revenues, the quarter, once again, presented a relevant evolution of EBITDA, which grew 8% in comparison to the same period of 2013. Last but not least, our net profit considering the first semester of 2014 had an annual expansion of 6.7% reaching R$738 million, a healthy result in an environment that continues to show challenges of intense competition and slower sector growth, with some specific impacts of reduced activity during the month of hosting the World Cup in the country.

On the operational side, the quarter showed an evolution on our customer base, in particular on the growth in the number of our data users, that keeps growing by two-digits, which led our total data revenues to represent almost 30% of our total revenues. We could also note the positive signs in our postpaid mix, which increased to 16.4% of our total customer base, an evolution from the 15.8% mix on the previous year and more importantly, preserving the efficient business model with low levels of bad debt and acquisition costs. Positive results were also observed in the increase of  top-up numbers in the prepaid segment and the adoption of new offers, like “Infinity Web+Torpedo” and “Infinity Turbo”.

Optimizing Investment for Growth in Data

As already emphasized many times, we believe that the Brazilian telecommunications market still presents huge growth opportunities on the usage and revenues from services and platforms for data and Internet access, in particular through mobile devices.

We have both the awareness of this path and also the responsibility to serve with quality this great increase in demand for data services. With that objective in mind, we keep strengthening our infrastructure, prioritizing the expansion in capacity, coverage and network availability. To the initiatives to increase capacity and availability of the network initiated in 2013, including the plan to reach 100 cities with fiber-to-the-site till the end of 2014 which generated a significant increase in network quality and connection speed provided by our infrastructure, we now add an ambitious coverage expansion plan through a combination of traditional infrastructure and "HetNets" (Heterogeneous Networks - networks that combine different types of mobile access), including access through Small Cells, WiFi hotspots, FemtoCells and other access types. In the second quarter we launched a new model of sustainable coverage developed and patented by TIM, through antennas nicknamed “bio-sites”, where we will work the network expansion associated with a smaller urban and environmental impact, thus enabling the acceleration of our coverage and network densification plan to serve data service demands. Another point to highlight is the growth in revenues related to value added services, such as content and applications, which grew above the market average in the second quarter and offset the natural tendency of reduction in the growth and usage of the SMS service.

Live TIM: Surpassing the 100 thousand users milestone

In the fixed business, the period marked the breaking of the 100,000 user’s barrier in our residential ultra broadband service. A historic milestone to a startup operation that has faced many challenges common to every new venture. I am pleased to state that the actual business model assumptions have proved to be correct given the characteristics of our market and this gives us even more confidence to keep accelerating its development. On top of that, we have the outstanding market recognition of our LiveTIM service, which has been receiving excellent user reviews and which was appointed on the last two quarters as the fastest broadband service in Brazil by the Netflix broadband index. For all of this, we believe LiveTIM represents a very good growth opportunity for the Company, both by positioning us in an additional growth area - the fixed broadband services, and by allowing us to implement a complementary strategy regarding our mobile infrastructure operation, with the deployment of a very capillar network backhaul.

Perspectives for the Second Semester

The second semester should present a scenario of continuity in the general market trends, and we are prepared for this with a strong focus on the execution of our four strategic pillars, in particular those related to the ongoing repositioning of our brand and offers related to the ‘data world’, always based on a robust infrastructure which is prepared to meet the demands coming from the increased weight of data services as part of our portfolio.

Another important point of execution in the second half will be an intensification of the management and consolidation of our customer base, through the introduction of new offerings aimed at both the prepaid and postpaid segments, leveraging our leadership in the first and the growth in the second. On the prepaid segment, TIM keeps innovating and changing its basic tariff platforms to per pay day from pay per call, through the expansion of the plans “Infinity Day” (which created the concept of daily charging) and “Infinity Turbo 7” (which brings the concept of weekly charging for access to all services), both with a huge potential given our customer base of over 60 million users. On the postpaid segment, we are promoting new offers  based on the management of our new “Liberty Controle” and “Liberty Express” segments, and introducing new packages and offers to our corporate segments.

This semester will also likely bring the 700 MHz 4G frequency auction in September, and we keep our focus on all of the required steps for a successful participation and acquisition of this important spectrum asset, which will consolidate our presence and expansion in the ‘data world’.

In closing, I would like to mention our new institutional campaign,“Porta Azul” (“Blue Door”), which highlights a concept which is very close to our new Company Mission - “To connect and take care of each customer so everyone can do more”. This positioning emphasize TIM as a major alternative to the adoption of data services in the country, with simple, transparent and accessible offers that will certainly allow us to repeat in the ‘data world’ the growth and inclusion results which we have successfully delivered in the ‘voice world’.

I remain confident that we continue to have all of the necessary levers to build a solid success path in the operational, financial and strategic dimensions.

Rodrigo Abreu

CEO

MARKETING AND INSTITUTIONAL DEVELOPMENTS

Internet: Expanding possibilities

In Q2, TIM launched the Infinity Web 100, a new data offer for prepaid customers that provides access to high speed internet connection in tablets and pcs through TIM’s 3G network. With a 100MB daily data cap for only R$1.99 per day of use, TIM delivers a great amount of data at an affordable price though a very simple mechanic. Customers who want to benefit from the offer just need to buy TIMChip Infinity Web 100 for R$10 to connect with a tablet or the PC.

Enhancing leadership in prepaid: Infinity Turbo 7 + Recarga Express

In this quarter, TIM continued to innovate in the prepaid segment, creating a new weekly offer and a top-up channel to simplify and meet customers needs. In May, TIM launched the Infinity Turbo 7 package that offers prepaid customers 300 minutes of on-net calls + 600 SMS (450 on-net + 150 offnet) + 10MB of data usage per day. The offer costs only R$7 and is valid through seven running days from the date the plan is hired. Customers are able to contract up to 5 Infinity Turbo 7 packages per time. Additionally, in April, TIM created the “Recarga Express”, a new top-up channel through Facebook where customers can top-up their own number, give away credit as a gift to a friend and ask for a recharge to any Facebook user. The charge is made directly to a credit card, which must be registered in “Recarga Express” website at www.tim.com.br/recarga.

Live TIM Extreme: offering high-end ultrabroadband service in Brazil

In Q2, TIM began to commercialize Live TIM Extreme, a 1Gb fixed ultrabroadband plan – the highest speed available in Brazil – that is 350 times faster than the national average speed connection of 2.6Mbps (according to Akamai). The plan offers 1Gbps speed for download and 500Mbps for upload, delivering an unprecedented and unique connection experience in Brazil.

Live TIM Blue Box: delivering innovation to boost data usage

This quarter, TIM did a soft launch of Live TIM´s Blue Box, a device that integrates Netflix and YouTube with free-to-air HD TV, creating an entertainment center that offers the most relevant and watched media content in a simple and intuitive manner. With an integrated system called “Blue Box do Seu Jeito”, the device recognizes custumer’s preferences and recommend programs accordingly, eliminating channel surfing. The client will also be able to pause and resume live TV, with the ability to record movies or series by simply connecting an external hard drive or pen drive. Full launch is schedule to the second half of the year, but TIM has already made the product available for selected Live TIM users in Rio de Janeiro and São Paulo for testing purposes.

Handsets

This quarter, TIM started to sell the Samsung Galaxy S5 that features a 5.1’’ touch screen, Quad Core 2.5GHz processor, 16MP camera and 16GB internal memory. In order to hightlight the launch of the device, TIM held events in 9 cities in Brazil so that customers could learn more about the features and advantages of the smartphone. After the launch, the price was set at R$2,299 for new and currentpostpaid users that can be pay in 12 installments using a credit card. All devices sold by TIM are unlocked.

OPERATIONAL PERFORMANCE

BRAZILIAN MARKET OVERVIEW

Brazilian mobile market reached 275.7 million lines by the end of 2Q14, representing a yearly growth of 3.8%, in line with the expansion in 2Q13, while penetration rate stood at 136.1%, up from 134.3% in 2Q13. The reduction in pace for subscriber growth is a result of: i) already high penetrated market, people using multiple SIM-cards and ii) a less dynamic economic environment. Nonetheless, the mobile market growth is still supported by machine-to-machine (M2M) business and migration from prepaid to postpaid segment.

Overall market net additions totaled 2.1 million lines in 2Q14, regaining pace and accelerating specially in May due to Mother’s Day, while June figures suffered from fewer working days given the World Cup. Net additions in 2Q14 where up by 25.8% to 2.1 million lines when compared to 1.7 million lines registered in the same period of the last year. Postpaid and prepaid segments performance, follows bellow:

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Postpaid segment reached 63.4 million lines (+16.0% versus June/2013). Important to highlight that voice postpaid came at 47.3 million lines (+18.8% YoY) representing 75.0% of total postpaid, while machine-to-machine access came at 9.1 million (+17.1% YoY).

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Prepaid segment reached 212.3 million lines (+0.6% YoY), accounting for 77.0% of total Brazilian market.

TIM’s PERFORMANCE

TIM’s subscriber base ended the second quarter of 2014 with 74.2 million lines, 2.8% up compared with 2Q13, and in line with Brazilian market growth of 3.8%. Market share posted a shy reduction reaching 26.91% (vs. 27.17% a year ago).

TIM subscriber base with 3G devices ended 2Q14 with 30.2 million users, a 76.5% increase against the same period last year. Market share in 3G reached 25.52% (vs. 24.41% in 2Q13).

Regarding the 4G subscriber base, TIM reached 990k users in the 2Q14, posting a substantial increase of 46.5% QoQ. Addionally, TIM was the only player in Brazil that posted market share expansion when compared to 2Q13 when the 4G was launched, reaching 30.27% in 2Q14 (vs. 20.21% in the same period last year). An evidence that the Company’s strategy on 4G is paying off.

Regarding gross additions figures for 2Q14, TIM registered 9.4 million of new lines, down by 3.4% when compared to 2Q13. Disconnections amounted 9.1 million lines in the second quarter vs 8.8 million in 2Q13 (+3.9% YoY), resulting in net additions of 286.1k (vs. 962.9k on the same period of last year), following our austere disconnection policy.

Postpaid customer base reached 12.2 million users, a 7.4% yearly growth (vs. 13.9% in 2Q13). This quarter, TIM showed net adds of 10k users in Postpaid clients (vs. 466k positive net adds in 2Q13).

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Voice and data (smartphones) postpaid users reached 10.4 million (+10.7% YoY)

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Machine-to-machine business reached 1.3 million accesses (+1.4% YoY)

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Mobile broadband (mini-modems and tablets) reached 592 thousand accesses (-23.0% YoY)

As for the prepaid segment, users totaled 62.0 million, up 1.9% YoY, being “Infinity Pré” more than 60.0 million users or 96.9% of the base are in that segment. TIM continues to lead the prepaid market in Brazil, due its innovative pioneering position and transparent concepts.

QUALITY AND NETWORK

QUALITTY DEVELOPMENTS

As for network quality KPI’s, we will be disclosing this quarter voice and data indicators audited by Anatel until January 2014, being the figures for 1Q14 and 2Q14 internal estimates. From the 2Q13 to 2Q14, all the metrics reported by Anatel below stood within the agency’s target, with relevant quality improvements in Drop Data (3G) indicator in 2Q14 when compared to 2Q13.

As for caring quality indicators, TIM’s Economic Group kept the position of being the least claimed at the consumer’s protection agencies (PROCON - SINDEC1), with a volume of complaints 75% lower than the most demanded group. Regarding Anatel’s Index of Caring Performance (IDA), TIM sustained its good position, improving it’s score by 1.95 points in Feb/14 when compared to Feb/13.

In the second quarter of 2014, the company continued to implement its “Quality Plan”, focusing on the most demanding cities for quality improvement, accelerating network development and changing perception. Comparing to 2013 we have raised the number of cities under the “Quality Plan” scope to 599 cities for 2014 from 195 cities. In 2Q14, TIM reached 56% of the target of cities.

This program is on track and it has already showed improvements on the network quality indicators, accompanied by a revision and development of customer care processes. These initiatives resulted in a significant reduction of 35% on monthly average network complaints at Anatel (network repair + call completion) in 2Q14 when compared to the same average of 2Q13.

NETWORK EVOLUTION

As for network evolution, on the 2Q14 approximately 3.2 thousand TRXs (elements for voice) were implemented, while close to 95 thousand data channel elements and near to 1.5 thousand km of optical fiber. These elements roll out implementation along with other network equipments are allowing the Company to keep improving its network quality.

The GSM coverage totaled 94.8% of the urban population in the second quarter of 2014, serving 3,429 cities. 3G coverage reached 140 new cities in 2Q14, serving 1,175 cities or 78.8% of the urban population in Brazil (versus 75.0% in 2Q13). TIM performed an excellent implementation plan in the second quarter of 2014 and will keep the pace to increase the 3G coverage in 2014 remaining quarters. As for the 4G, TIM already covers 35.6% of the Brazilian urban population, a huge improvement if compared to 27.0% in the 1Q14.

The Wi-Fi project is keeping an accelerated pace. TIM added more than 102 new hotspots in the second quarter of 2014 being São Paulo the most covered state. TIM Wi-Fi is available in 22 airports of 13 states.

The Mobile BroadBand (MBB) plan closed 2Q14 with 66 cities, adding 13 more cities compared to the 1Q14. The average throughput gain for the cities that have completed the process is remarkable, proving the efficiency approach used by the project, tackling Access (HSPA+ and dual carrier), Transport (backhaul and backbone using FTTS and high capacity microwave links), and IP-Core (caching, peering and transit).

The FTTS project, which is one of the pillars of the MBB Plan, have been restructured for 2014 including more 31 cities in the implementation roll out for this year. Also the 5% remaining from 2013 have been included in the 2014 implementation target.

FIXED BROADBAND: LIVE TIM

Live TIM finished the second quarter of 2014 with around 100 thousand users, adding 20.2 thousand new clients. Most of our customers  are in the 35Mbps offer. – Speeds are guaranteed at rate of 80% and current average speed is at 40.3Mbps per connection, way above ANATEL´s minimum requirement and market average of 2.6Mbps. Its worth mentioning that the good results achieved are based, mainly, on the quality of the service, which reflects customer’s satisfaction level well above market’s average.

At the end of the 2Q14, Live TIM had approximately 14.3 thousand buildings connected (vs. 6.3 thousand in 2Q13), pointing to an addressable market of over 1.2 million clients in São Paulo and Rio de Janeiro. Prospect clients registered in Live TIM´s website reached more than 690k (vs. 315k in 2Q13).

CORPORATE SOCIAL RESPONSIBILITY

This quarter, TIM installed in the city of Curitiba its first “biosite”, a telecommunication anthenna part of a sustainability project named “Cobertura Sustentável”, that aims to reduce the visual impact of the anthennas, reduce the energy consumption, enhance network´s quality and renew  the electric poles. The Biosite is a metal pole, capable of supporting the installation of a Base Transceiver Station (BTS) within its own structure equipment, which avoids the need for external or auxiliary chassis structure. The project includes the installation of new 3G and 4G sites with the same height as the existing streetlights in the city. The reduction on the urbasnistic impact may ease the license requirements.

Also this quarter, representatives from “Instituto TIM” (TIM Institute) and the Municipal Education  Secretary of Niteroi (the 5th largest city in the state of Rio de Janeiro) met to further detail the “TIM Faz Ciência” project execution (TIM Makes Science), which will distribute printed and virtual learning material on science education. The initiative, currently in the implementation phase, should now be taken to 15 public schools in Niteroi.

Additionally, the “Instituto TIM”, in partnership with the “Pereira Passos” Institute, initiated the second phase of the project “Agentes da Transformação” (Agents of Transformation), an initiative that gathers data for the creation of public policies and services for pacified communities. The project will capacitate 70 highschool studants to make a field research, at this stage, seven communities will be involved. Researchers will receive tablets with a platform specially developed by TIM Institute for data collection.

FINANCIAL PERFORMANCE

OPERATING REVENUES

Total gross revenues in the quarter reached R$7,163 million (-3.4 YoY). Despite the consolidated negative growth, “business generated” (outgoing voice+data usage) result was up 4.1% YoY. This performance partly offsetted the strong impact caused by the MTR cut and SMS drop (total interconnection revenues -29.8% YoY), amid a traffic decline due to the reduced number of working days in june caused by World Cup games. In the first half, total gross revenues reached R$14,206 million (-1.6% YoY)

Gross revenues breakdown and highlights in 2Q14 are presented as follows:

Mobile usage and monthly fee gross revenues reached R$2,751 million this quarter, showing a slight reduction (-0.9% YoY), impacted by lower economic activities and the World Cup games. In the first half, this revenue stream showed a resilient performance with a +1.5% YoY.

Value Added Services (VAS) gross revenues totaled R$1,578 million in 2Q14, with a solid double digit growth (+22.2% YoY), showing an acceleration versus first quarter (+20.4% YoY). This performance was driven by strong data adoption and the successful launch of new offers. Data users reached 39% of total base (vs. 32% in 2Q13). Additionally, content and other VAS revenues posted an impressive result growing above 70% YoY and offsetting the reduction of the SMS business. As percentage of mobile gross service revenues, VAS reached 27.2% in 2Q14 vs. 22.1% in 2Q13.

Long distance gross revenues stood at R$771 million in 2Q14, a decline of -7.1% YoY, driven mainly by a reduction in LD traffic to fixed destination.

Interconnection gross revenues in 2Q14 dropped 29.8% YoY to R$628 million due to full impact of MTR cut of -25% this quarter. Additionally SMS business reduced its pace impacting this this line as well.

Fixed business gross revenues, including Intelig, TIM Fixo and Live TIM, totaled R$221 million this quarter, showing a reduction in its declining pace (-22.3% YoY in the first quarter). This result is mainly due to Intelig restructuring process. Fixed revenues estability QoQ shows the progress of repositioning of TIM Soluções Coporativas (former Intelig) as well as the Live TIM broadband gaining importance in the fixed revenue segment.

Product sales gross revenue declined -10.1% YoY, reaching R$1,148 million in this quarter. This performance is mainly explained by: (i) a macroeconomic environment; (ii) reduced retail activity due to the World Cup; and (iii) FX impact on prices. The number of devices sold during the quarter fell 15% YoY.

Total net revenues reached R$4,775 million in 2Q14, down 3.4% on a year-over-year basis. Total Net Services Revenues came at R$3,985 million in 2Q14 reducing 2.0% YoY. For a better understanding of operational business performance, if we were to exclude MTR cuts effects, total net services revenues would have been flat, totaling R$4,945 million and showing business resilience.

ARPU (average revenue per user) reached R$17.3 in 2Q14, down -4.5% YoY, largely impacted by MTR cut aforesaid. For a better understanding, if we exclude the MTR cut effect ARPU ex-MTR would have fallen 0.3% YoY, due to a good performance of “business generated”.

MOU (minutes of use) reached 137 minutes in this quarter, down -6.9% YoY when compared to 2Q13, mainly due to incoming and LD traffic drop.

OPERATING COST AND EXPENSES

In 2Q14, operating costs and expenses totaled R$3,444 million, a decrease of 7.2% YoY, mostly explained by a virtuous performance of network & interconnection costs (-23.5% YoY).

Operating expenses breakdown in 2Q14 is presented as follows:

Personnel expenses reached R$230 million in 2Q14, a growth of 14.6% when compared to the same period last year. Network professionals insource process helped the increase of 8.3% YoY in the number of emploeeys, which totaled 12.483 people, and the increase in owned stores to 166 from 135 in 2Q13.

Selling & Marketing expenses amounted to R$1,026 million in 2Q14, an increase of 5.4% versus the same period last year, impacted by higher expenditures in advertising and commissioning (+14.5% and +5.0% respectively) and costs related to new own stores above mentioned.

Network & Interconnection costs reached R$1,011 million in 2Q14, a sound decrease of 23.5% on a yearly comparison, driven mostly by MTR cut and voice/SMS off-net traffic reduction. In 2Q14, TIM had a benefit of the agreement signed with Oi, which will govern the prices for future leased lines.

General & Administrative expenses (G&A) amounted to R$178 million in 2Q14, an increase of 17.3% YoY due to expenses related to tower sale process and legal services.

Cost of Goods Sold reached R$828 million in 2Q14, a decrease of 9.2% versus the same period of last year due to a smaller amount of handsets sold. Handset revenue decreased 10.1% YoY.

Bad Debt expenses increased 13.9% YoY in 2Q14 to R$94.2 million, representing 1.08% as a percentage of gross revenues (almost flat vs. 0.91% in 2Q13). TIM kept efficient performance despite an improvement in the postpaid mix from 15.8% in 2Q13 to 16.5% in 2Q14.

Other operational expenses reached R$94 million in 2Q14, an increase of 11.3% vs. 2Q13 mainly due to higher costs of mobile tax FUST/FUNTTEL in the quarter and losses with contingencies.

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses) came at R$28.9 in 2Q14, an increase of 6.3% YoY due to a slightly increase in advertising and promotions as well as a better performance on the postpaid segment. However, SAC/ARPU ratio (indicating the payback per customer) remained almost stable at 1.7x versus the same period of 2013.

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) totaled R$2,648 in 1H14, an increase of 7.8% when compared to R$2,456 in the same period last of year. In 2Q14, EBITDA reached R$1,331 million, sustaining a solid growth of 8.0% over 2Q13. The improvement this quarter was again supported by a better contribution margin2 (+6% YoY) as value added services continue to play a key role, together with a better off-net traffic cost for both voice and SMS and savings on leased lines.

Excluding MTR cut impact, EBITDA would have been R$1,427 in 2Q14, representing a 15.8% yearly growth.

EBITDA margin also showed a significant improvement of 251bps in 1H14, reaching 27.9% vs. 25.4% in 1H13. In the quarter, EBITDA margin stood at 27.9%, up from 24.9% in 2Q13.

EBITDA margin on services (excluding handset revenues and costs) came at 33.8% in 1H14, up by 284bps when compared to 1H13 (30.9%). In 2Q14, EBITDA margin on services reached 34.4%, up by 322bps when compared to the same period last year (31.1%).

EBIT

EBIT (earnings before interest and taxes) totaled R$1,161 million in 1H14, up by 5.0% when compared to 1H13. In 2Q14, EBIT reached R$573 million (+2.3% YoY), with EBIT margin at 12.0% vs. 11.3% in 2Q13. EBIT analysis was impacted in both 2Q14 and 1H14 by higher amortization, which amounted R$350 million and R$678 million, respectively.

NET FINANCIAL RESULT

Net financial result came at R$-108.5 in 1H14, a moderate reduction of 3.1% vs. R$-112.0 million amounted in 1H13. In 2Q14, net financial result totaled -R$72.7 million (+77.9% YoY), with  financial expenses at R$256.6 million in 2Q14 an increase of 68.7% YoY, due to higher interest on loan and hedge activities. This increase was partially offset by higher financial revenues, that reached R$184.5 million (+68.9% YoY), largely impacted by interest on cash position.

Net effect from hedge activities amounted $19.9 million due to a negative MTM effect in 2Q14. When comparing 1H14 to the same period of last year, however, this is effect is equalized.

INCOME AND SOCIAL CONTRIBUTION TAXES

Income and Social Contribution taxes came at R$315 in 1H14 an increase of 4.3% compared to R$302 million in 1H13. The stable position was also seen in 2Q14 analysis, with tax at R$136 million. Effective tax rate stood at 27.0% (vs. 25.9% in 2Q13).

NET INCOME

Net Income amounted R$738 million in 1H14, an increase of 6.7% versus R$692 million in 1H13. In 2Q14, net income totaled R$366 million (-5.2% YoY), with a EPS (Earnings per Share) at R$0.15 in 2Q14 (vs. R$0.16 in the same period last year).

CAPEX

Investments totaled R$1,657 million in the first six months of 2014, up 4% versus the same period of last year. In 2Q14, capex totaled R$1,044 million, down by 7% compared to 2Q13. It’s worth highlighting that more than 94% of the total Capex was dedicated to infrastructure in 1H14, confirming the commitment to improve availability and quality of services.

TOTAL DEBT, CASH AND FREE CASH FLOW

Gross Debt reached R$6,356 million in 2Q14, including the first disbursement in the amount of R$1,749 million by BNDES to help financing CAPEX 2014-15. Excluding this effect in 2Q14, gross debt increased 1.9% when compared to the R$4,421 million by the end of 2Q13.

Company's debt is concentrated in long-term contracts (82% of the total) composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank) and EIB (European Investment Bank), as well as borrowings from other top local and international financial institutions.

Approximately 26% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. The average cost of debt totaled 9.54% in 2Q14 compared to 7.58% in 2Q13 due to a ramp-up of market interest rate. Nevertheless, this increase in cost was partially offset by a rise of 353bps in cash yield in the same period, as described below.

Cash and Cash equivalents totaled R$5,325 million in 2Q14, an increase of 110% when compared to 2Q13 due to the first disbursement from BNDES aforesaid. Excluding this effect, cash and cash equivalents would be up by 41% (vs 2Q13). Average cash yield reached 10.9% (compared to 7.4% in 2Q13).

Net debt position reached R$1,031 million in June/2014 versus R$1,984 million by the end of 2Q13, a decrease of 48.0%. Net debt/EBITDA (12M) yields a ratio of 0.19x (vs. 0.39x the same period last year) showing a very strong improvement in balance sheet.

As for the Operating Free Cash Flow in 1H14, it came negative at R$609 million,          (-50.4% vs. 1H13). In 2Q14, OFCF reached R$962 million, which was partly explained by a negative calendar impact from FISTEL payment that occurred totally in 1Q14 versus last year payment in the second quarter.

Net Cash Flow in 1H14 totaled -R$1,452 million an improvement of 32%. In the second quarter 2014, it came at R$283 million, an increase of R$712 million when compared to -R$429 million in 2Q13.

Disregarding LT Amazonas leasing effect, Operating Free Cash Flow would be -R$791 million in 1H14 and Net Cash Flow would totaled -R$1,655 million.

OWNERSHIP BREAKDOWN

ABOUT TIM PARTICIPAçõES S.A.

TIM Participações S.A. is a holding Company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group Company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Thanks to the GSM technology, TIM has a nationwide reach of approximately 95% of the urban population, with presence in 3,429 cities. TIM also provides extensive data coverage services in the country, 100% of it using GPRS, besides having a sophisticated Third Generation (3G) network serving 79% of the country’s urban population. The Company has 450 networks available for international roaming for TIM clients in more than 200 countries across six continents.

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises “Plans and Promotions that Revolutionize”. It launched two families of plans – ‘Infinity’ and ‘Liberty’. The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, unlimited use) and constantly explores the concept of TIM community, with 74.2 million lines in Brazil.

In December 2009, the Company concluded the merger of 100% of Intelig, which provides fixed, long distance and data transmission services in Brazil. This merger supports the expansion of TIM´s infrastructure, a combination that allows to speed up the development of the 3G network, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telecom market.

In accordance with our commercial strategy of expansion of activities and strengthening of the Company’s infrastructure, its wholly-owned subsidiary TIM Celular acquired TIM Fiber RJ and SP, both merged into TIM Celular in 2012. Both Companies are providers of infrastructure and solutions to high performance communications, which serve the main municipalities of the metropolitan areas of the States of Rio de Janeiro and São Paulo, encompassing a potential market of approximately 8.5 million homes and more than 550 thousand companies in 21 cities, through an optical fiber network of 5.5 thousand kilometers.

TIM Participações is a publicly-held Company, whose share are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a selective group of companies of the Corporate Sustainability Index (ISE) and the only telecom Company in Novo Mercado segment of BM&FBOVESPA.

    Consolidated company with a nationwide footprint since 2002
    Network: excellent GSM coverage and proven quality
    Innovative offers: new concepts leveraging TIM community
    Brand: associated to innovation
    Sustainability: Maintained in ISE index for 2014/2015
    Is listed in Novo Mercado since August 2011

  DISCLAMER

  This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

  ATTACHMENTS

  Attachment 1:

  Balance Sheet

  Attachment 2: 2Q14 Income Statements

  Attachment 3:

  2Q14 Cash Flow Statements

  Attachment 4:

  Operational Indicators

  The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.tim.com.br/ir.

  Attachment 1

  TIM PARTICIPAÇÕES S.A.

  Balance Sheet

  (R$ Thousands)

| DESCRIPTION | 2Q14 | 1Q14 | % QoQ | 2Q13 | % YoY |
|---|---|---|---|---|---|
| **ASSETS** | **29,242,927** | **27,286,046** | **7.2%** | **25,780,052** | **13.4%** |
| **CURRENT ASSETS** | **11,736,915** | **10,060,148** | **16.7%** | **9,248,415** | **26.9%** |
| Cash and cash equivalents | 5,324,654 | 3,619,273 | 47.1% | 2,536,591 | 109.9% |
| Short-term investments | - | - | n.a. | 297 | -100.0% |
| Accounts receivable | 3,628,666 | 3,511,424 | 3.3% | 4,022,529 | -9.8% |
| Inventories | 365,862 | 329,425 | 11.1% | 382,252 | -4.3% |
| Indirect recoverable Taxes | 1,108,990 | 1,021,137 | 8.6% | 1,011,901 | 9.6% |
| Direct recoverable Taxes | 439,439 | 419,453 | 4.8% | 420,094 | 4.6% |
| Prepaid expenses | 665,020 | 962,191 | -30.9% | 632,103 | 5.2% |
| Derivative contracts | 17,589 | 20,397 | -13.8% | 118,980 | -85.2% |
| Leasing | 14,955 | - | n.a. | - | n.a. |
| Other assets | 171,739 | 176,846 | -2.9% | 123,668 | 38.9% |
| **NONCURRENT** | **17,506,013** | **17,225,897** | **1.6%** | **16,531,637** | **5.9%** |
| **Noncurrent assets** | **2,888,467** | **2,709,009** | **6.6%** | **2,740,134** | **5.4%** |
| Long-term investments | 40,307 | 36,062 | 11.8% | 23,830 | 69.1% |
| Accounts receivable | 32,582 | 32,120 | 1.4% | 42,011 | -22.4% |
| Indirect recoverable Taxes | 538,648 | 537,934 | 0.1% | 200,200 | 169.1% |
| Direct recoverable Taxes | 23,097 | 22,627 | 2.1% | 22,047 | 4.8% |
| Deferred income and social contribution taxes | 966,656 | 1,024,822 | -5.7% | 1,148,782 | -15.9% |
| Judicial deposits | 846,895 | 767,547 | 10.3% | 1,006,398 | -15.8% |
| Prepaid expenses | 84,370 | 91,577 | -7.9% | 105,978 | -20.4% |
| Derivative contracts | 151,331 | 183,003 | -17.3% | 177,597 | -14.8% |
| Leasing | 191,174 | - | n.a. | - | n.a. |
| Other assets | 13,408 | 13,317 | 0.7% | 13,292 | 0.9% |
| **Permanent Assets** | **14,617,545** | **14,516,888** | **0.7%** | **13,791,503** | **6.0%** |
| Property, plant and equipment | 8,223,202 | 7,994,895 | 2.9% | 7,555,494 | 8.8% |
| Intangibles | 6,394,344 | 6,521,993 | -2.0% | 6,236,009 | 2.5% |
| **LIABILITIES** | **29,242,927** | **27,286,046** | **7.2%** | **25,780,052** | **13.4%** |
| **CURRENT LIABILITIES** | **7,369,120** | **6,895,158** | **6.9%** | **6,207,053** | **18.7%** |
| Suppliers | 4,211,439 | 3,845,958 | 9.5% | 3,441,552 | 22.4% |
| Loans and financing | 1,136,282 | 1,104,618 | 2.9% | 978,757 | 16.1% |
| Derivative contracts | 32,842 | 19,491 | 68.5% | 17,520 | 87.5% |
| Leasing | 4,797 | 10,422 | -54.0% | - | n.a. |
| Salaries and related charges | 201,322 | 202,645 | -0.7% | 171,614 | 17.3% |
| Indirect taxes, charges and contributions | 532,003 | 582,849 | -8.7% | 547,636 | -2.9% |
| Direct taxes, charges and contributions | 191,394 | 213,740 | -10.5% | 158,622 | 20.7% |
| Dividends payable | 470,969 | 396,838 | 18.7% | 409,091 | 15.1% |
| Authorizations payable | 108,963 | 73,119 | 49.0% | 71,449 | 52.5% |
| Other liabilities | 479,110 | 445,478 | 7.5% | 410,812 | 16.6% |
| **NON CURRENT LIABILITIES** | **7,023,965** | **5,422,565** | **29.5%** | **5,444,743** | **29.0%** |
| Loans and financing | 5,214,937 | 3,678,695 | 41.8% | 3,793,379 | 37.5% |
| Derivative contracts | 20,723 | 8,222 | 152.0% | 27,799 | -25.5% |
| Leasing | 321,359 | 315,618 | 1.8% | - | n.a. |
| Indirect taxes, charges and contributions | 90 | 88 | 2.0% | 351,812 | -100.0% |
| Direct taxes, charges and contributions | 223,430 | 220,502 | 1.3% | 179,259 | 24.6% |
| Deferred income and social contribution taxes | 339,587 | 345,054 | -1.6% | 233,609 | 45.4% |
| Provision for contingencies | 416,428 | 397,756 | 4.7% | 377,467 | 10.3% |
| Pension plan | 1,084 | 1,084 | 0.0% | 4,486 | -75.8% |
| Asset retirement obligations | 296,356 | 294,448 | 0.6% | 300,657 | -1.4% |
| Other liabilities | 189,972 | 161,098 | 17.9% | 176,275 | 7.8% |
| **SHAREHOLDERS' EQUITY** | **14,849,843** | **14,968,322** | **-0.8%** | **14,128,256** | **5.1%** |
| Capital | 9,839,770 | 9,839,770 | 0.0% | 9,839,770 | 0.0% |
| Capital reserves | 1,221,699 | 1,219,190 | 0.2% | 839,718 | 45.5% |
| Income reserves | 3,053,996 | 3,540,599 | -13.7% | 2,760,512 | 10.6% |
| Treasury Stocks | (3,369) | (3,369) | 0.0% | (3,369) | 0.0% |
| Net Income for the period | 737,746 | 372,132 | 98.2% | 691,625 | 6.7% |

  Attachment 2

  TIM PARTICIPAÇÕES S.A.

  2Q14 Income Statements

   (R$ Thousands)

| DESCRIPTION | 2Q14 | 2Q13 | % YoY | 1Q14 | % QoQ | YTD 2014 | YTD 2013 | % YoY |
|---|---|---|---|---|---|---|---|---|
| R$ thousands | | | | | | | | |
| **Gross Revenues** | **7,162,503** | **7,413,009** | **-3.4%** | **7,043,065** | **1.7%** | **14,205,568** | **14,437,225** | **-1.6%** |
| **Telecommunications Services** | **6,014,599** | **6,136,654** | **-2.0%** | **6,180,443** | **-2.7%** | **12,195,042** | **12,262,171** | **-0.5%** |
| **Mobile** | **5,793,628** | **5,852,094** | **-1.0%** | **5,958,845** | **-2.8%** | **11,752,472** | **11,683,828** | **0.6%** |
| Usage and Monthly fee | 2,751,247 | 2,777,176 | -0.9% | 2,801,736 | -1.8% | 5,552,984 | 5,471,492 | 1.5% |
| Value added services - VAS | 1,577,565 | 1,291,470 | 22.2% | 1,499,538 | 5.2% | 3,077,103 | 2,536,953 | 21.3% |
| Long distance | 771,408 | 830,045 | -7.1% | 814,990 | -5.3% | 1,586,398 | 1,660,377 | -4.5% |
| Interconnection | 627,616 | 893,936 | -29.8% | 775,304 | -19.0% | 1,402,920 | 1,899,890 | -26.2% |
| Others | 65,792 | 59,466 | 10.6% | 67,277 | -2.2% | 133,069 | 115,116 | 15.6% |
| **Fixed** | **220,971** | **284,560** | **-22.3%** | **221,599** | **-0.3%** | **442,570** | **578,344** | **-23.5%** |
| **Products** | **1,147,904** | **1,276,354** | **-10.1%** | **862,622** | **33.1%** | **2,010,526** | **2,175,054** | **-7.6%** |
| **Discounts and deductions** | **(2,387,771)** | **(2,468,868)** | **-3.3%** | **(2,340,841)** | **2.0%** | **(4,728,612)** | **(4,782,369)** | **-1.1%** |
| Taxes and discounts on services | (2,030,080) | (2,071,343) | -2.0% | (2,080,803) | -2.4% | (4,110,883) | (4,110,198) | 0.0% |
| Taxes and discounts on handset sales | (357,690) | (397,525) | -10.0% | (260,038) | 37.6% | (617,729) | (672,171) | -8.1% |
| **Net Revenues** | **4,774,732** | **4,944,141** | **-3.4%** | **4,702,224** | **1.5%** | **9,476,957** | **9,654,856** | **-1.8%** |
| **Services** | **3,984,519** | **4,065,311** | **-2.0%** | **4,099,640** | **-2.8%** | **8,084,159** | **8,151,973** | **-0.8%** |
| **Products** | **790,214** | **878,830** | **-10.1%** | **602,584** | **31.1%** | **1,392,798** | **1,502,883** | **-7.3%** |
| **Operating Expenses** | **(3,443,836)** | **(3,711,943)** | **-7.2%** | **(3,384,936)** | **1.7%** | **(6,828,772)** | **(7,198,885)** | **-5.1%** |
| Personnel expenses | (229,822) | (200,623) | 14.6% | (227,767) | 0.9% | (457,589) | (401,203) | 14.1% |
| Selling & marketing expenses | (1,025,703) | (973,227) | 5.4% | (980,196) | 4.6% | (2,005,899) | (1,919,883) | 4.5% |
| Network & interconnection | (1,010,578) | (1,321,534) | -23.5% | (1,194,478) | -15.4% | (2,205,056) | (2,674,011) | -17.5% |
| General & administrative | (178,396) | (152,075) | 17.3% | (149,852) | 19.0% | (328,248) | (311,150) | 5.5% |
| Cost Of Goods Sold | (828,012) | (912,158) | -9.2% | (645,844) | 28.2% | (1,473,856) | (1,567,792) | -6.0% |
| Bad Debt | (77,152) | (67,720) | 13.9% | (76,103) | 1.4% | (153,256) | (140,350) | 9.2% |
| Others | (94,173) | (84,605) | 11.3% | (110,695) | -14.9% | (204,868) | (184,497) | 11.0% |
| **EBITDA** | **1,330,896** | **1,232,198** | **8.0%** | **1,317,288** | **1.0%** | **2,648,184** | **2,455,971** | **7.8%** |
| EBITDA Margin | 27.9% | 24.9% | 295bps | 28.0% | -14bps | 27.9% | 25.4% | 251bps |
| **Depreciation & amortization** | **(757,072)** | **(671,297)** | **12.8%** | **(730,313)** | **3.7%** | **(1,487,386)** | **(1,350,736)** | **10.1%** |
| Depreciation | (407,479) | (373,258) | 9.2% | (401,829) | 1.4% | (809,308) | (737,593) | 9.7% |
| Amortization | (349,594) | (298,039) | 17.3% | (328,484) | 6.4% | (678,078) | (613,142) | 10.6% |
| **EBIT** | **573,824** | **560,901** | **2.3%** | **586,975** | **-2.2%** | **1,160,799** | **1,105,235** | **5.0%** |
| EBIT Margin | 12.0% | 11.3% | 67bps | 12.5% | -46bps | 12.2% | 11.4% | 80bps |
| **Net Financial Results** | **(72,706)** | **(40,881)** | **77.9%** | **(35,834)** | **102.9%** | **(108,541)** | **(111,965)** | **-3.1%** |
| Financial expenses | (256,616) | (152,110) | 68.7% | (177,911) | 44.2% | (434,527) | (319,135) | 36.2% |
| Financial income | 184,469 | 109,195 | 68.9% | 143,479 | 28.6% | 327,949 | 205,866 | 59.3% |
| Net exchange variation | (560) | 2,034 | -127.5% | (1,403) | -60.1% | (1,962) | 1,303 | -250.5% |
| **Income before taxes** | **501,117** | **520,020** | **-3.6%** | **551,141** | **-9.1%** | **1,052,258** | **993,270** | **5.9%** |
| Income tax and social contribution | (135,504) | (134,462) | 0.8% | (179,008) | -24.3% | (314,512) | (301,645) | 4.3% |
| **Net Income** | **365,614** | **385,558** | **-5.2%** | **372,132** | **-1.8%** | **737,746** | **691,625** | **6.7%** |

  Attachment 3

  TIM PARTICIPAÇÕES S.A.

  Cash Flow Statements

   (R$ Thousands)

  Attachment 4

  TIM PARTICIPAÇÕES S.A.

  Operational Indicators

  Footnotes

  1 SINDEC is the National Information System of Consumer Protection, which integrates 337 agencies (PROCONs). It is estimated that these PROCONs represent 40% of total claims. Figures consider both mobile and fixed business.

  2 Contribution Margin = Net service revenues - Interconnection